FOR IMMEDIATE RELEASE	NEWS RELEASE

CDN$3.1MILLION WINTER DRILL PROGRAM APPROVED AT CREE EAST
URANIUM PROJECT

Vancouver, Canada, November 30th, 2011 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to report the approval by the joint venture partners of the Cree East uranium project of a $3,121,799 Winter 2012 exploration program, comprising ground geophysics and 7,650 metres of diamond drilling.

The Cree East Project, located in the Athabasca Basin, Saskatchewan, is owned 50/50 under a joint venture between CanAlaska and the Korean Consortium. Members of the Korean Consortium include Hanwha Corporation, Korea Electric Power Corp. (KEPCO), Korea Resources Corp. (KORES) and SK Networks Corp. CanAlaska acts as the operator for the Cree East project.

Zone A
Zone I
Zone B
Zone C
Zone D
Zone G
Cree Lake
Grid 7
Map Area
106°15'0"W
57°22'30"N
0 1 2
Kilometres
Legend
Proposed 2012 Drill Holes
2008-2011 Drill Holes
Lakes
Background: Airborne Magnetics
CanAlaska Uranium Ltd.
Cree East Project
Location of Drill Holes and Zones
Fig No: 1

Drilling will commence in January, 2012 and will focus on a 5 kilometre long basement conductor, in the centre of Grid 7. The conductor parallels a strong magnetic feature which shows multiple discrete zones of alteration and uranium enrichment. Previous drilling by CanAlaska on behalf of the joint venture demonstrated that these zones are associated with fault-related basement uplifts of up to 60 metres. The drill cores exhibit sandstone clay alteration and basement hematization, with associated base and precious metal enrichment at Zones, A, C, D and I. These alteration features and metal enrichment are typically found in the vicinity of uranium deposits in the Athabasca Basin region.

Geophysical ground resistivity surveys will commence in December, 2011 and will target the eastern and north-eastern portions of Grid 7, where previous exploration had identified strong conductive targets at depth. These resistivity surveys will seek to identify further zones of low resistivity, which allows target vectoring towards clay-altered zones above potential uranium unconformity targets. Should the geophysical results from these targeted zones prove anomalous, these targets may be the subject of further drill-testing under the Winter 2012 exploration program.

News Release	November 30th, 2011

The Cree East project covers a large (55,935 Ha) portion of the eastern Athabasca Basin. The eastern portion of the Athabasca Basin hosts the majority of the known uranium deposits in the area. In 2007, CanAlaska was able to use the first images from a modern airborne (VTEM) geophysical survey to identify the many conductive basement targets hidden under the Athabasca sandstone cover. The Grid 7 area, located in the centre of the property, covers one of the largest and strongest conductive zones. A series of targets, which exist along the 5km-long conductor, at basement depths of between 240 to 440 metres below the surface, have been progressively tested by earlier drill programs. The Winter 2012 drill program will concentrate on infill and step-out holes adjacent to the drill holes which have previously exhibited uranium anomalies and alteration features, with the objective being to intersect the main mineralized structures.

CanAlaska is very pleased to be supported by its major international partners. The Company is presently preparing for over Cdn$7Mil. of exploration comprising drill programs on three projects in the Athabasca Basin this coming winter. Additional work is also being planned for the NW Manitoba project, where the Company’s earlier surveys located base and precious metals zones, and highlighted a strong association of rare earth minerals with many of the surface outcropping uranium zones.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7N -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada’s Athabasca Basin -- the “Saudi Arabia of Uranium”. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$80 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

Contact:
Emil Fung,Director & V.P. - Corp. Dev.
Tel: +1.604.688.3211 x318
Email: info@canalaska.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	November 30th, 201